UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

24 March 2021
Commission File No. 001-32846

____________________________
 CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

Enclosure: Director Declaration

CRH plc

24th March 2021

Pursuant to paragraph 9.6.13 of the Listing Rules, CRH plc hereby notifies the following in relation to Ms. Caroline Dowling and Mr. Jim Mintern, who have been appointed to the Board of CRH plc with effect from 22nd March 2021 and 1st June 2021 respectively

(a)        in the last five years Ms. Dowling has been a director of the following publicly quoted companies:

Current:

DCC plc
IMI plc

Past:

Not applicable

(b)        in the last five years Mr. Mintern has not been a director of any publicly quoted company.

(c)        there are no details requiring disclosure in respect of the appointments of Ms. Dowling or Mr. Mintern under paragraph 9.6.13 (2) to (6).

Contact:

Neil Colgan
Company Secretary
Tel: +353 1 6344340

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date 24 March 2021
By:___/s/Neil Colgan___
N.Colgan
Company Secretary